EXHIBIT 21

SUBSIDIARIES

Subsidiaries of the Company

State or Other Jurisdiction of
Name of Entity	Incorporation or Organization

99 Cents Only Stores Texas, Inc.	Delaware
Bargain Wholesale LLC	Delaware
BW Global Logistics (Hong Kong) Limited	Hong Kong
99 Cents Only Stores Global Sourcing (Shenzhen) Co., Ltd.	People’s Republic of China

All subsidiaries are 100% owned unless otherwise noted.